Exhibit 1

Transactions in the Shares During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased / (Sold)	Price per Share ($)	Date of Transaction

CARRONADE CAPITAL MASTER, LP

Purchase of Common Stock	69,051	18.8700	06/02/2025
Purchase of Common Stock	69,051	19.0300	06/03/2025

DENNIS A. PRIETO

Purchase of Common Stock	650	18.0078	04/28/2025